NOTICE TO THE MARKET

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.3.0001633-1

São Paulo, September 19, 2025 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that will carry out, on September 26, 2025, the full optional early redemption of the simple, non-convertible, unsecured debentures of the 8th issuance, identified by the code SUZB18, issued by the Company (“Debentures”), originally maturing on September 15, 2028, pursuant to the Clause 7.14 of the Private Instrument of Public Issuance of Simple, Non-Convertible, Unsecured Debentures of the 8th Issuance of Suzano S.A. (Instrumento Particular de Escritura de Emissão Pública de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, da 8ª(Oitava) Emissão de Suzano S.A.) entered into between the Company and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, on September 13, 2019, as amended (“Indenture”).

The redemption will be carried out through the payment of the total remaining principal amount of R$750,000,000.00, corresponding to the outstanding nominal unit value of all Debentures, plus the Remuneration (as defined in the Indenture), calculated on a pro rata temporis basis from the First Subscription Date of the Debentures (as defined in the Indenture) or the date of the last Remuneration payment (as defined in the Indenture), as applicable, until the actual payment date, plus a premium applicable to the early redemption amount described above, calculated pursuant to Clause 7.14 of the Indenture. The redeemed Debentures will be cancelled.

This early redemption is aligned with the Company's active liability management strategy, aimed at optimizing its capital structure and reducing the cost of debt.

Suzano reiterates its commitment with transparency with its shareholders and investors.

São Paulo, September 19, 2025.

Marcos Moreno Chagas Assumpção
Executive Vice-President of Finance and Investor Relations